EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended			Year Ended
($ in thousands)	June 30, 2011	June 30, 2010	June 30, 2011	Dec. 31, 2010	June 30, 2010	Dec. 31, 2009	Dec. 26, 2008	Dec. 28, 2007	Dec. 31, 2006
I. Earnings:
Net income	$4,661	$3,484	$8,884	$9,314	$7,073	$13,887	$15,881	$19,410	$18,456
Fixed charges excluding preferred stock dividends	—	—	—	—	—	—	—	—	—

Earnings before fixed charges	$4,661	$3,484	$8,884	$9,314	$7,073	$13,887	$15,881	$19,410	$18,456

II. Fixed charges:
Preferred stock dividends	$2,531	$2,531	$5,062	$5,063	$5,062	$10,181	$10,125	$13,540	$14,252

III. Ratios of earnings to fixed charges	1.84x	1.38x	1.76x	1.84x	1.40x	1.36x	1.57x	1.43x	1.30x